INVEST IN EX VENTURE INC.

Invest Now! Powering Sustainable Beach, Eco-Villages for Remote Workers


HOMES
LIV
NEW VIDEOS
FAVORITES
GET READY TO
UNFASTEN YOUR LIFE!
exventure
Forbes
CNN
Berliner Zeitung
TECH TIMES
FAST COMPANY
The Guardian

LEAD INVESTOR



Matthew Vitamante Matthew Vittamante

Watching EX Venture grow for the last few years has been impressive- massive growth, great at executing on strategy. Tight, Lean team, happy to support wherever I can. Open to answering Questions as well! I have been working with the team for many years! This will be an outstanding project with a high potential to improve local communities, the environment, and shareholder value. I am planning on being in Sumbawa Beach myself. Great Location, Great Tech! I am in!

Invested $2,500 this round

liv-sumbawa.com Fort Lauderdale Florida

Technology Infrastructure Moonshots Sustainability Agriculture

Highlights

1. 3.9 M Sales Value Delivered in the first 12 months.
2. 100's of Happy Investors-Backed by Southpole, Pronomos Capital, Seasteading Institute, R3i Ventures
3. 400.000 SQM of Beachfront Property under contract.
4. Over 100% of the Last WeFunder Round invested.
5. Backed by CEO of Southpole, the world's largest carbon capture fund
6. Zero Waste, 100% Renewable, The Future of Technology for a Brighter Future!
7. EX Venture Team has helped Raised over 150 Mil. USD for Tech Startups including Zero-X

Our Team



Julien Uhlig CEO AT EX VENTURE INC.

Julien is one of the most recognized cleantech consultants in the world. Managing government grants and investments for over 30 companies. With a strong focus on impact technologies, he ras raised and consolidated over 160 Mil. USD.

> Creating Companies is our life! Being at the intersection of Government Funds and Private Equity as well as research has created a very unique market opportunity. If we want better startups, we need to grow them from an early stage. If we want to solve our energy, food, infrastructure problems, we need a whole new breed of companies.



Ethan Auguste Chief Community Builder

As the Founder of Thrive International, Ethan has been building Artist and Creative Communities worldwide.



Jacopo Natali LIV LIFE Community Creator

Financial Journalist and Change-Maker. Contributor for all significant financial publications such as Forbes and Al Jazeera. A lead influencer in the Digital Nomad Community.

EX VENTURE IS BUILDING THE FIRST CARBON-NEGATIVE, CROWD-FUNDED NOMAD COMMUNITY.

INTRO:

EX VENTURE INC. is a Moonshot-Investment-Advisory founded by Julien Uhlig. We support Clean Energy and Sustainability Startups that change the world like Zero-X. We are setting new standards in sustainability and technology integration by combining government Funds, Institutional Investment, and Crowdfunding to build companies that change the future of Humanity. Investors benefit from the growth of any of our advised companies.

EX Venture Inc. offers investment advisory, consulting, and marketing services to Startups in the environmental impact space that are jointly owned by founder Julien Uhlig: **EX ZERO CARBON Inc.**, **GEMINI ONE Inc.**, and **LIV LIFE Corporation**. EX Venture Inc. receives compensation from consulting fees from their client companies, as well as bonuses worth between 25%-100% of the value of each company in the event of a sale. EX Venture Inc. contractually maintains buyout options to allow for taking over each of these entities at a later stage. **Ex Venture Inc. is not a parent company to any of these entities, nor does it own any equity in any of them.**

WANE BEACH IN SUMBAWA


OUR FIRST BEACH
DEVELOPMENT

FOR THIS RAISE EX VENTURE OFFERS SOME OF THE BEST PERKS IN A CROWDFUNDING RAISE! BEACHFRONT LAND RIGHTS AT A MASSIVE DISCOUNT!

Introducing: The LIV-LIFE PLATFORM supported by EX VENTURE

Download the Full Presentation Right HERE

FEATURED IN DIGITAL JOURNAL: LIV-LIFE Is Crowdfunding the First Eco-Village for Remote Workers on the Stunning Beaches of Sumbawa

LIFE BEYOND LIMITS


LIV-LIFE IS A COMMUNITY FOCUSSED, SUSTAINABLE, GLOBAL-RESIDENCY-PLATFORM FOR THE EXECUTIVE NOMAD LIFESTYLE.
LIVE ANYWHERE!

WHAT DO WE DO?:

We are setting New Standards in Carbon Negative Beach Living! We are developing a global network of sustainable communities for Remote Workers, Entrepreneurs, Creatives, and Digital Nomads from our First Development in the Digital Nomad Capital of Canggu, Bali.

LIV-LIFE

-The Only Platform that builds and manages global communities for Digital Nomads. Remote work at scale has brought about the most significant disruption in how we live since the beginning of the Industrial Age - we no longer need to live next to our offices and factories! As a result, we are finally ready to unleash our lives and find a new level of freedom.

WANE BEACH IN SUMBAWA


WANE
LIFE IS A FESTIVAL
LIVE GLOBAL,
BE CONNECTED

LIV-LIFE - REVOLUTIONIZING PROPERTY OWNERSHIP

With the Massive Adoption of Remote Work, EX Venture Inc. is working with Liv-Life on expanding a massive opportunity by developing our own communities!

1. Building New Communities Can be Much more Sustainable than Fixing Old Infrastructure - Sustainability and negative Carbon Emission First!

THE LOW CARBON LIVING LAB


HOW MUCH CAN WE REDUCE OUR ENVIRONMENTAL IMPACT?
MATERIALS
NATURAL, RECYCLED MATERIALS
ENERGY
SOLAR, BIOENERGY AND STORAGE
WASTE
ZERO WASTE AND ZERO PLASTIC
MOBILITY
FULLY ELECTRIC TRANSPORTATION
FOOD
PROVIDED BY ON-SITE FARM

2. By Fostering A Small Business and Start-up-Culture, we can create revenues from Every Service Offered within our Communities, such as Landlords, Investors, and Advisors.

3. **Community First! The Foundation of the LIV LIFE PLATFORM is to empower local communities and Remote Worker Communities alike. Creating sustainable work and fostering education while enhancing the often destroyed natural habitats surrounding us.**

PANTAI WANE

We are guests of the Indonesian people. It is vital that local communities share in the progress.

We are providing **job training, waste / water, energy- and resource management.**



EMPOWERING LOCAL COMMUNITITIES!

REKNOWS ARE NOT TOURISTS! DIGITAL NOMADS HAVE DIFFERENT NEEDS AND A STRONG FOCUS ON IMPACT AND AFFORDABILITY ARE DRIVING THIS NEW CUSTOMER SEGMENT.

IMAGINE SPENDING MONTHS IN DIFFERENT LOCATIONS AROUND THE GLOBE - ALWAYS HAVING A COMMUNITY AWAITING YOU!

WE ARE MAKING LIFE AFFORDABLE AGAIN! SPACE TO BREATHE AND GROW!

MEET THE REKNOW'S

A NEW TRAVEL CATEGORY IS BORN

REKNOW'S HAVE DIFFERENT NEEDS-
WORKING REMOTELY, ESPECIALLY WITH KIDS-
YOUR LIFE NEEDS TO WORK.


BACKPACKERS
GUEST-HOUSE
CAMPING
LOW COST
COMMUNITY
FOCUSSED
YEAR- ROUND
RETIREES
HOTEL
VILLA
MEDIUM COST
WARM WEATHER
SEASONAL
REKNOW
TOURISTS
HOTEL
VILLA
HIGH PRICE
SERVICE-COMFORT
ULTRA SHORT TERM
JET SET
VILLA
HOTEL
ULTRA HIGH PRICE
EXPERIENCE
SEASONAL

WANE BEACH IN SUMBAWA



THE PERFECT PLACE
TO RAISE A FAMILY

EX VENTURE - ONE INVESTMENT - MULTIPLE TARGETS

WE PARTICIPATE IN THE FOLLOWING MAIN PROJECTS, WHICH ALL COME TOGETHER IN OUR NEW COMMUNITY.

EX Venture Inc. offers investment advisory, consulting, and marketing services to Startups in the environmental impact space that are jointly owned by founder Julien Uhlig: **EX ZERO CARBON Inc., GEMINI ONE Inc., and LIV LIFE Corporation.** EX Venture Inc. receives compensation from consulting fees from their client companies, as well as bonuses worth between 25%-100% of the value of each company in the event of a sale. EX Venture Inc. contractually maintains buyout options to allow for taking over each of these entities at a later stage. **Ex Venture Inc. is not a parent company to any of these entities, nor does it own any equity in any of them.**

LAND PRICES KEEP GOING UP

MULTIPLE IN 7 YEARS!

10X

ON KUTA, BALI PROPERTIES.
PAST RETURNS ARE NO
GUARANTEE FOR FUTURER RETURNS
SOURCE
HTTPS://INVEST-ISLANDS.COM/LOMBOK-LAND-PRICES-RAISING/



KUTA-BALI
ULUWATU-BEACH
SELONG- LOMBOK
WANE-SUMBAWA
800
600
400
200
0
2015
2016
2017
2018
2019
2020
2021
2022
2023 Est.
2024 Est.

Forward looking projections cannot be guaranteed.

TEN REASONS WHY SHOULD INVEST NOW!

FINANCIAL	IMPACT
EXTREMELY LIMITED OPPORTUNITY	BE PART OF THE LIVING DISRUPTION
RARE- LAND-RIGHTS BACKED INVESTMENT	SUPPORT TO REDUCE CARBON EMISSIONS
BOOMING GLOBAL MARKET	CREATE HOPE FOR HUMMANITY
MASSIVE GLOBAL EXPANSION POTENTIAL	BE PART OF A TRUE LIVING EXPERIMENT
EXPERIENCES TEAM OF EXPERTS	BE AN AMBASSADOR OF A SUSTAINABLE WAY OF LIFE FOR OUR CHILDREN